[Clifford Chance US LLP Letterhead]

May 25, 2006

VIA EDGAR AND BY HAND

Ms. Rochelle Plesset

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0405

Dear Ms. Plesset:

We are acting as securities counsel to CBRE Realty Finance, Inc. (the “Company”). This letter responds to your telephonic comments given to us on May 9, 2006 with respect to Amendment No. 1 to the Registration Statement (the “Registration Statement”) on Form S-11 (Registration No. 333-132186) filed by the Company on April 12, 2006. We have responded, on behalf of the Company, to the remainder of the comments by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 24, 2006.

On April 12, 2006, we submitted a letter to the Staff responding to comment #1 by the Staff asking the Company to explain its analysis as to why it should not be considered an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”). In our response, we stated that the Company intends to avoid coming within the definition of “investment company” set forth in Section 3(a)(1)(C) of the 1940 Act and that CBRE Realty Finance Holdings, LLC, a wholly-owned subsidiary of the Company (“Realty Finance Holdings”), intends to rely upon the exception to the definition of “investment company” provided by Sections 3(c)(5)(C) and/or 3(c)(6) of the 1940 Act. During a telephone conversation with you on May 9, 2006, you asked us to explain in more detail our views on the application of the various exclusions and exemptions under the 1940 Act on which the Company and its subsidiaries have relied and intend to rely. Set forth below are your questions and our corresponding responses.

Question 1:

Explain why Realty Finance Holdings treats its joint venture investments as qualifying real estate assets that come within the 55% basket(1) for purposes of the Section 3(c)(5)(C) exemption under the 1940 Act.

Response 1:

The Company believes that all of Realty Finance Holdings’ joint venture interests in real estate as of the date hereof are not “securities” as defined under the 1940 Act, but are the functional equivalent of the direct ownership in real estate. As such, the Company believes that these joint venture interests should be treated as Qualifying Assets.

[1]	The Staff has interpreted Section 3(c)(5)(C) of the 1940 Act to require (i) at least 55% of a company’s assets (whether held directly or through majority-owned subsidiaries) to consist of investments in mortgages and other liens on and interests in real estate (“Qualifying Assets” or the “55% basket”) and (ii) at least 80% of a company’s assets (whether held directly or through majority-owned subsidiaries to consist of (A) Qualifying Assets and (B) other assets that are not Qualifying Assets but that are real estate-related assets (the “Real Estate-Related Assets” or the “25% basket”). See e.g. Greenwich Capital Acceptance, Inc., SEC Staff No-Action Letter (publicly available August 8, 1991) (the “Greenwich Capital Letter”), NAB Asset Corporation, SEC Staff No-Action Letter (publicly available June 20, 1991) (the “NAB Letter”).

Each such joint venture investment has the following characteristics: Realty Finance Holdings and a joint venture partner form a limited liability company that owns and operates real estate. Realty Finance Holdings and such joint venture partner are the sole members. Under the terms of each such joint venture’s operating agreement, Realty Finance Holdings must approve the joint venture’s annual budget and leasing plan each year. In addition to such annual approval rights, the joint venture’s operating agreement grants Realty Finance Holdings approval rights over all of the major decisions regarding the management and control of the joint venture and its real estate (“Major Decisions”). Such Major Decisions include, among others:

•	approving any and all capital projects relating to the property (including additions, rebuilding, restoration, renovation or remodeling), as well as (a) all contracts and plans relating thereto and (b) any material additions, changes or modifications to such capital projects;

•	entering into any lease that is inconsistent with the previously approved annual budget and leasing plan, or is materially different from the standard leases previously entered into;

•	making any change in the current use of the property;

•	selling, otherwise disposing of, or granting any options on, any portion of the property;

•	making any substantial changes to the joint venture’s accounting processes, and hiring or terminating accountants, attorneys or other professional service providers;

•	taking or foregoing any material action relating to litigation, arbitration, mediation or other proceeding (other than landlord/tenant collection and eviction claims in the ordinary course of business), including retaining counsel in connection therewith;

•	borrowing money or otherwise incurring any indebtedness, and any modification to existing indebtedness;

•	making any decision relating to casualty or insurance proceeds exceeding $25,000; and

•	taking any action that affects the existence of the joint venture (e.g., admitting additional members, merger, dissolution, bankruptcy proceedings).

Legal Discussion

In MSA Realty Corporation (publicly available March 19, 1984) (the “MSA Letter”), the Staff granted no-action relief to a company that sought to rely on the exemption provided by Section 3(c)(5)(C) of the 1940 Act. The company represented that it would invest at least 60% of its total assets in (i) mortgages, (ii) certain whole–pool GNMA certificates and (iii) equity interests in real estate owned through joint ventures. With respect to such joint venture investments, the company would invest as a general partner in a general partnership entity that would own various shopping centers. Certain major decisions were reserved for the sole determination by the company, including whether to declare a default under a management or development agreement, whether to renew a management agreement upon expiration, and whether the property should be refinanced with a third party. Other major decisions, such as acquiring additional real estate, calling for additional capital contributions, approving annual budgets for the property, and selling all or part of the property, required the mutual agreement of both partners. The applicant in the MSA Letter argued that the joint venture interests were the functional equivalents of direct ownership of the underlying property and were not “securities” under the “investment contract” test as formulated in Securities and Exchange Commission vs. W.J. Howey Co., 328 U.S. 293 (1946) (the “Howey Test”) (an investment in a common enterprise made on an expectation of profits to be derived from the efforts of others).

In United States Property Investments, N.V. (publicly available May 1, 1989) (the “US Property Letter”), the Staff granted no-action relief to a company that sought to rely on the exemption provided by Section 3(c)(5)(C) of the 1940 Act. The company represented that at least 55% of its assets would be invested in (i) fee interests in real estate, (ii) mortgage loans secured exclusively by real estate, (iii) interests in joint ventures formed to acquire fee interests in real estate and (iv) interests in joint ventures formed to make mortgage loans secured exclusively by real estate. The company’s joint venture interests would consist exclusively of general partnership interests in joint ventures with up to three partners. In addition, the company would have a right of first refusal to acquire the interests of the other partners. Further, the company would be active in the management and operation of each joint venture and its approval would be required for all major decisions affecting each such joint venture. The applicant in the U.S. Property Letter argued that the joint venture interests were the functional equivalents of direct ownership of the real estate and mortgage loans and were not “securities” under the Howey Test because, in the case of the real estate, the company was actively involved in the management and operation of the joint venture and its consent was required for major decisions affecting the joint venture, and, in the case of the mortgage loans, the company had the right by itself to foreclose the mortgage securing a loan in the event of a default.

In the NAB Letter, the Staff granted no-action relief to a company seeking to rely on the exemption provided by Section 3(c)(5)(C) of the 1940 Act. The company represented that it may acquire loans or real estate indirectly through a wholly-owned or majority-owned subsidiary or through a general partnership with up to five other partners. The Staff permitted such investments to be included in the 55% basket for purposes of the Section 3(c)(5)(C) exemption under the 1940 Act as long as the company is active in the management and operation of the partnership and its approval was required for all major decisions affecting the partnership.

Following the reasoning set forth in these no-action letters, the Company believes that Realty Finance Holdings’ joint venture interests constitute the functional equivalent of owning the relevant real estate directly and should come within the 55% basket for purposes of the Section 3(c)(5)(C) exemption under the 1940 Act. The Company believes these joint venture interests are not “securities” under the Howey Test because Realty Finance Holdings is an active participant in each joint venture. Realty Finance Holdings’ approval is required for all Major Decisions relating to these joint ventures. While the Company notes that Realty Finance Holdings’ interest in each relevant joint venture is technically a member interest in a limited liability company (as opposed to a general partnership interest), the Company believes that the substantive management/control rights that Realty Finance Holdings possesses in respect of all Major Decisions affecting such joint ventures transforms its membership interest into the functional equivalent of a general partnership interest. To conclude otherwise would be to elevate the form of the ownership interest over the substance of the ownership interest.2

As a result, the Company believes Realty Finance Holdings’ interests in these joint ventures are not “securities,” but rather are the functional equivalent of direct ownership of the underlying properties. For these reasons, we believe these joint venture interests should come within the 55% basket for purposes of the Section 3(c)(5)(C) exemption under the 1940 Act.

Question 2:

Explain why Realty Finance Holdings treats certain B-Notes as Qualifying Assets that come within the 55% basket for purposes of the Section 3(c)(5)(C) exemption under the 1940 Act.

Response 2:

The B-Notes in which Realty Finance Holdings invests are structured as mortgage loans which are typically (i) secured by a first mortgage on a single large commercial real property or group of related properties and

[2]	For example, in The Realex Capital Corporation (publicly available March 19, 1984), the Staff stated that the applicant’s limited partnership interest would be an interest in the partnership (i.e., a security), rather than mortgages or interests in real estate for Section 3(c)(5)(C) purposes. The Staff noted that even if the underlying partnership were a general partnership, the applicant could not rely on the Section 3(c)(5)(C) exemption because the applicant’s general partnership interest would be an “investment contract” in that the applicant would be relying on the efforts of the managing partners for the success of the enterprise. In other words, it is the substantive nature of the arrangement that is determinative, rather than simply whether the interest is a limited partnership interest or a general partnership interest.

(ii) subordinated to a senior note (each an “A-Note”) secured by a first mortgage on the same collateral. Realty Finance Holdings’ B-Notes are fully collateralized by the underlying commercial real property (i.e., the value of the underlying property exceeds the aggregate principal value of the B-Note and the A-Note at the time of entering into the B-Note transaction). The subordination of Realty Finance Holdings’ B-Notes is generally evidenced by a Co-lender Agreement (if there are two separate mortgages) or Participation Agreement (if there is only one mortgage) between the holders of the related A-Note and the B-Note.3 Thus, Realty Finance Holdings, as the B-Note holder, is the first to bear losses if a default occurs on the commercial mortgage loan.

Generally, most loans in which Realty Finance Holdings has acquired a B-Note will involve the A-Note being contributed into a commercial mortgage-backed securities conduit, with the rights of the A-Note holder being exercised by a servicer or special servicer (a “Servicer”) in the event of a default.

Whether a B-Note or participation interest is created under a Co-lender Agreement or a Participation Agreement, the B-Note holder is in the first loss position and, as a result, is granted “controlling holder rights” on a fairly uniform basis. These controlling holder rights include:

•	veto rights—the Servicer must obtain the B-Note holder’s consent prior to taking a long list of significant decisions about the borrower, the property or the loan. Included among these significant decisions is the decision to initiate a foreclosure.

•	consultation/foreclosure rights—the B-Note holder is entitled to be consulted by the Servicer in connection with most servicing decisions. Included among these decisions is the decision to commence foreclosure proceedings against the mortgaged property.

•	cure rights—the B-Note holder may opt to cure the mortgage borrower’s default without the need for consent from the holder of the A-Note or the Servicer.

•	purchase option—the B-Note holder may opt to purchase the A-Note without the need for consent from the holder of the A-Note or the Servicer.

•	replacing the servicer—the B-Note holder may replace the Servicer if the Servicer is unwilling to follow directions of the B-Note holder, provided it can only replace the Servicer with a special servicer that has an acceptable rating from the rating agencies.

The B-Note holder’s veto rights over decisions of the Servicer are subject to a “Servicing Standard” override.4 This means the Servicer may ignore directions from the B-Note holder if it believes following such direction would cause it to violate law, the loan documents or the Servicing Standard. Notwithstanding the foregoing, in any override scenario, the B-Note holder has the unilateral power to replace the Servicer.

Legal Discussion

In MGIC Mortgage Corporation (publicly available August 1, 1974), the Staff granted no-action relief to a company seeking to rely on the exemption provided by Section 3(c)(5)(C) under the 1940 Act, where the company, through its participation interests, had supervisory responsibility with respect to the servicing of the mortgage loans included in the participation and had the sole discretion as to enforcement of collections and the institution of foreclosure proceedings.

In Northwestern Ohio Building and Construction Trades Foundation (publicly available May 21, 1984), the Staff granted no-action relief to a company seeking to rely on the exemption provided by Section 3(c)(5)(C) of the 1940 Act, where the participation interests held by a trust gave the trustee of the trust the right by itself to foreclose the mortgage securing the loan in the event of a default.

[3]	In a “participation” structure, a senior participation and junior participation interest in a single note evidencing a commercial mortgage loan are created by a “Participation Agreement.”
[4]	The Servicing Standard is prescribed by the various rating agencies and is a general standard of care imposing obligations that are substantially less than the duties of care and loyalty imposed on a fiduciary.

The Company believes that the control and foreclosure principles set forth in these no-action letters apply to the B-Note/A-Note/Servicer arrangement described above. The B-Note holder has the first loss risk with the control rights over the servicing of the related mortgage loan. In particular, the B-Note holder has the unilateral right to foreclose on the property in that it must consent to the initiation of foreclosure procedures by the Servicer and can unilaterally replace the Servicer if the Servicer chooses a Servicing Standard override. For these reasons, we believe that Realty Finance Holdings’ B-Notes, which have the controlling rights described above, should constitute Qualifying Assets, falling within the 55% basket for purposes of the Section 3(c)(5)(C) exemption under the 1940 Act.5

Question 3:

Explain how Realty Finance Holdings will treat its investments in commercial mortgage-backed securities (“CMBS”) for purposes of Section 3(c)(5)(C) of the 1940 Act.

Response 3:

Realty Finance Holdings has not to date purchased, and does not anticipate purchasing, the most subordinate class of a CMBS issuance. Therefore, it intends to treat all of its current CMBS investments as Real Estate-Related Assets falling within the 25% basket for purposes of the Section 3(c)(5)(C) exemption of the 1940 Act. However, Realty Finance Holdings does reserve the right in the future to purchase subordinate classes of CMBS issuances. If Realty Finance Holdings acquires 100% of the “controlling class” of a CMBS issuance (i.e., it has the unilateral right to foreclose on a mortgage upon a default), it will treat the controlling class as a Qualifying Asset. The controlling class of a CMBS issuance is similar to the controlling holder rights of a B-Note holder as described above. Realty Finance Holdings will also treat each sequentially contiguous non-investment grade class of the same CMBS issuance as a Qualifying Asset.6 In addition, if Realty Finance Holdings acquires the controlling class and sequentially contiguous classes of a CMBS issuance and the pool of mortgages securing such CMBS issuance (the “collateral pool”) contains real estate-related notes (i.e., notes for which the controlling class does not have unilateral foreclosure rights) comprising 15% or less of the collateral pool, it will pro-rate its investment in the CMBS issuance, treating a portion of its investment as a Qualifying Asset based on the proportion that the value of the collateral pool’s Qualifying Assets bears to the value of the entire pool, and treating a portion of its investments as Real Estate-Related Assets based on the proportion that the value of the pool’s Real Estate-Related Assets bears to the value of the entire collateral pool.7 If Realty Finance Holdings acquires the controlling class and sequentially contiguous classes of a CMBS issuance in which the Real Estate-Related Assets comprise more than 15% of the entire collateral pool, it will treat its entire investment in that CMBS issuance as Real Estate-Related Assets.6 It is our understanding that one or more no-action letter requests have been submitted to the Staff on this issue. The Company reserves the right to modify its interpretation of this asset class in the event that the Staff issues interpretive guidance on such issue.

Question 4:

Is a special purpose issuer of collateralized debt obligations (“CDO”) in which Realty Finance Holdings owns all of the common and preferred shares a subsidiary of Realty Finance Holdings?

Response 4:

On March 28, 2006, the Company executed its first CDO transaction. Realty Finance Holdings formed CBRE Realty Finance CDO 2006-1 Depositor, LLC (“Depositor”) as a wholly-owned subsidiary and as a

[5]	Where Realty Finance Holdings invests in B-Notes without obtaining controlling holder rights, it will treat such B-Notes as Real Estate-Related Assets that fall within the 25% basket.
[6]	See the Registration Statement on Form S-11 of each of JER Investors Trust Inc. filed on February 14, 2005 and KKR Financial Corp. filed on April 15, 2005.
[7]	See the Registration Statement on Form S-11 of JER Investors Trust Inc. filed on February 14, 2005.

qualified REIT subsidiary. Depositor formed CBRE Realty Finance CDO 2006-1, Ltd., a Cayman exempted company (the “CDO Issuer”), as a wholly-owned subsidiary. The CDO Issuer was capitalized with $600.0 million of equity and debt capital, including $91.5 million of capital from the Depositor.8 Realty Finance Holdings contributed, through the Depositor, whole mortgage loans, B-Notes and mezzanine investments into the CDO Issuer. Such assets serve as the collateral for the CDO debt. In exchange for these contributions, the CDO Issuer issued 100% of its common and preferred securities to the Depositor.9

The CDO Issuer is an affiliate of the Company and Realty Finance Holdings in that the investment manager of the Company, CBRE Realty Finance Management, LLC (the “Manager”), acts as the collateral manager of the CDO Issuer. The Manager provides the same management services to the CDO Issuer pursuant to a collateral management agreement as it provides to the Company pursuant to a management agreement.

The CDO Issuer has two directors who are elected by the Depositor as the sole owner of the common and preferred equity of the CDO Issuer.10 The directors of the CDO Issuer provide the same oversight role to the collateral manager as the Board of Directors of the Company does to the investment manager.

The purpose of the CDO transaction is to provide lower costs, long term financing of certain of Realty Finance Holdings’ assets in order to match the expected maturity of these assets to the maturity of the CDO debentures. This financing strategy is known as “match funding” and it is used as a lower cost alternative to short-term warehouse credit facilities. To effectuate this match funding financing strategy, Realty Finance Holdings forms a special purpose subsidiary, typically a corporation organized under the laws of the Cayman Islands, to meet the requirements of the rating agencies and investor universe who want the collateral assets of the CDO to be segregated from the other assets of Realty Finance Holdings with respect to its other creditors. Realty Finance Holdings acquires all of the common shares and preferred shares issued by each CDO subsidiary. As the holder of all of each CDO subsidiary’s equity interests, Realty Finance Holdings has the right to appoint all of the directors of each subsidiary.

The CDO transaction is treated as a financing for accounting and tax purposes and the assets of the CDO Issuer and CDO debentures are consolidated on Realty Finance Holdings’ financial statements under generally accepted accounting principles (“GAAP”).

The CDO transaction is distinguishable from other CDO transactions, which are meant to effectively take the ownership and management of the collateral assets of the CDO away from the sponsor of the CDO Issuer. In these cases, the sponsor does not own the common or preferred shares of the CDO Issuer and does not retain any significant interest in the collateral assets. The primary purpose of these types of CDOs is to generate fee income to the sponsor and/or to remove assets and liabilities from the sponsor’s balance sheet.

[8]	The CDO Issuer has its own exemption from registration as an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) and/or 3(c)(7). The Depositor has its own exemption from registration as an investment company under Section 3(c)(7) in that the Depositor is wholly-owned by Realty Finance Holdings which itself is a qualified purchaser.
[9]	In addition to owning all of the common and preferred stock, the Depositor also was issued $44.25 million of the CDO debt which represents the most subordinate and controlling class of the debt issued by the CDO Issuer.
[10]	While the indenture governing the CDO debentures contains certain customary restrictive covenants designed to preserve the collateral assets securing the CDO debentures, the debenture holders do not have the right to vote for, or appoint, the directors of the CDO Issuer or other governance rights with respect to the CDO Issuer.

Legal Discussion

Section 2(a)(43) of the 1940 Act defines a “wholly-owned subsidiary” of a person as a company 95% or more of the outstanding voting securities of which are owned by such person. “Voting securities” under Section 2(a)(42) of the 1940 Act means any security entitling the owner to vote for the election of directors of a company. Realty Finance Holdings, through the Depositor, owns all of the securities entitled to vote for the election of directors of the CDO Issuer. Thus, the Company believes that the CDO Issuer is a wholly-owned subsidiary of the Depositor, which is a wholly-owned subsidiary of Realty Finance Holdings.

Question 5:

What is the 1940 Act exemption on which Realty Finance Holdings will rely?

Response 5:

Realty Finance Holdings will rely on either Section 3(c)(5)(C) or 3(c)(6) for its 1940 Act exemption. Assuming the joint venture investments and B-Notes described above are Qualifying Assets and come within the 55% basket, and assuming the CDO Issuer is treated as an indirect wholly-owned subsidiary of Realty Finance Holdings, then the consolidated assets of Realty Finance Holdings will pass the 55% and 25% tests for purposes of the Section 3(c)(5)(C) exemption under the 1940 Act.

We acknowledge that the GAAP accounting treatment of the assets of the CDO Issuer is not necessarily dispositive of whether these assets should be consolidated on the balance sheet of Realty Finance Holdings for purposes of the ability of Realty Finance Holdings to rely on Section 3(c)(5)(C) for its 1940 exemption. See SEC vs. IBF Collateralized Finance Corporation, et al (the “IBF Case”). The IBF Case stands for the proposition that notwithstanding the GAAP accounting treatment, whether certain assets qualify as “mortgage assets” that come within the 55% basket for Section 3(c)(5)(C) purposes requires an examination of the underlying transaction itself.

The Company believes that an examination of the CDO transaction supports the view that the assets of the CDO Issuer should be treated as the assets of Realty Finance Holdings for Section 3(c)(5)(C) purposes. Realty Finance Holdings, through its wholly-owned subsidiary, the Depositor, owns all of the common and preferred ownership interests of the CDO Issuer and is entitled to appoint and replace the board of directors of the CDO Issuer. In addition, as the owner of the most subordinated debt of the CDO, Realty Finance Holdings has the unilateral right to foreclose on a defaulted mortgage included among the collateral assets of the CDO Issuer. Realty Finance Holdings’ interest in the CDO Issuer and its underlying assets can be contrasted with the facts in the IBF Case (residual interest owned by the defendant did not convey any ownership interest or foreclosure rights in the underlying assets), as well as the facts in the two no-action letters cited by the Commission in its memorandum in support of its motion for summary judgment in the IBF case—M.D.C. Holdings, Inc. (publicly available May 5, 1989) (residual interest in an unaffiliated trust or partnership that issued bonds secured by mortgage loans, etc. was analogous to a limited partnership interest in a partnership which is a security) and HUD Multifamily Project Mortgage Loans Asset Sale (publicly available September 29, 1988) (beneficial ownership interests in HUD mortgage loans did not constitute being primarily engaged in acquiring mortgages for Section 3(c)(5)(C) purposes because HUD retained legal title to the mortgages and controlled the right to foreclose on the mortgages). Thus, it is the Company’s view that the assets of the CDO Issuer should be treated as the assets of Realty Finance Holdings for purposes of Realty Finance Holdings’ ability to rely on Section 3(c)(5)(C) for its 1940 exemption.

If, however, the Staff were to take the position that the assets of the CDO Issuer should not be consolidated on the balance sheet of Realty Finance Holdings for Section 3(c)(5)(C) purposes, it is the Company’s view that Realty Finance Holdings can instead rely on Section 3(c)(6) for its 1940 Act exemption. Section 3(c)(6) provides an exemption from the definition of an investment company under the 1940 Act for any company primarily engaged, directly or indirectly through majority-owned subsidiaries, in one or more of the businesses described in Sections 3(c)(3), 3(c)(4) or 3(c)(5). The Company believes that Realty Finance Holdings, through the CDO Issuer and its other wholly-owned or majority-owned subsidiaries, is primarily engaged in a 3(c)(5)(C) business based on its investment strategy of investing in whole loans, joint venture investments in real estate, B-Notes, mezzanine investments and CMBS. Accordingly, the Company believes that Realty Finance Holdings should, therefore, be permitted to rely on Section 3(c)(6) for its 1940 Act exemption.

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Please feel free to call either Richard Horowitz at 212-878-8110 or Larry P. Medinsky at 212-878-8149 if you have any further questions regarding this discussion.

Sincerely,

/s/ LARRY P. MEDVINSKY

cc: Karen J. Garnett Charito Mittelman Keith Gollenberg Michael Angerthal Richard Horowitz, Esq. Mark Kelson, Esq.